SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period February 11, 2005 to February 17, 2005

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                               ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing Plan of Arrangement.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
February 17, 2005	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.A / PGF.B) – TSX;
(PGH) – NYSE
(CEY) – TSX

PENGROWTH ENERGY TRUST AND CRISPIN ENERGY INC. JOINTLY ANNOUNCE PLAN OF ARRANGEMENT

(Calgary, February 17, 2005) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust (the “Trust”), and Crispin Energy Inc. (“Crispin”) are pleased to jointly announce that they have entered into an Arrangement Agreement (the “Arrangement”) under which the Trust will acquire all of the issued and outstanding shares of Crispin on the basis of 0.0725 Class B trust units of the Trust for each Crispin share held by Canadian resident shareholders of Crispin and 0.0512 Class A trust units of the Trust for each Crispin share held by non-Canadian resident shareholders. The number of Class A trust units issuable under the Arrangement will be limited to 25% of the number of Class B trust units. Shareholders who would otherwise be entitled to receive Class A trust units over this limit will receive for each whole Crispin share a cash payment equal to 95% of 0.0725 multiplied by the weighted average trading price of the Class B trust units for the five days prior to the effective date of the Arrangement.

The Arrangement received unanimous support of the Board of Directors of both Pengrowth and Crispin. The Board of Directors of Crispin will call a Special Meeting of Shareholders in mid to late April 2005 for approval of the Arrangement. Completion of the transaction is expected prior to the end of April, 2005.

Officers, Directors and select key shareholders of Crispin holding approximately 30% of the issued and outstanding shares of Crispin have agreed to enter into lock-up agreements to support the transaction. The Arrangement also contains a break fee in the amount of Cdn $3 million, which is payable in certain circumstances if the Arrangement is not completed.

     The management of Pengrowth Energy Trust believes that this transaction represents a strategic growth opportunity for unitholders. In brief, the anticipated benefits from the transaction include the following:

1.	The addition of approximately 1,900 barrels of oil equivalent per day of production located primarily in the Three Hills area of central Alberta — one of Pengrowth’s focus areas.

2.	An approximate doubling of Pengrowth’s land holdings to 56,000 net acres in the Horseshoe Canyon Coal Bed Methane prospect areas of Twining and Mikwan. Pengrowth will also obtain approximately 25,000 net acres of additional undeveloped land.

3.	An agreement is in place with Crispin’s experienced management team, led by Mr. Murray Nunns and Mr. William Bradley, to provide technical expertise, acquisition evaluations and the generation of new business opportunities for a minimum period of six months subsequent to the completion of the transaction.

4.	An accretive transaction in terms of production and distributable cash per trust unit. On a preliminary basis the transaction will add proved reserves of 3.9 million barrels of oil equivalent and 5.2 million barrels of oil equivalent on a proved plus probable basis based on a preliminary engineering evaluation by Gilbert Laustsen Jung Associates Ltd.

5.	An increase in the proportion of Class B trust units outstanding from the current level of approximately 49% to approximately 51%. Upon closing of the transaction limited conversions of Class B trust units to Class A trust units would be permissible under the trust indenture to the extent that the outstanding Class A trust units continue, on an ongoing basis, to represent less than an Ownership Threshold of 49.75% of the total issued and outstanding trust units.

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In the event that the Ownership Threshold is met, Pengrowth intends to implement a new form of reservation system in order to provide all unitholders with an equal and orderly opportunity to convert Class B trust units into Class A trust units. All registered and beneficial unitholders will have the opportunity to participate in the reservation system by providing an appropriate form to Computershare Trust Company of Canada (“Computershare”). Computershare, will at specified times, select unitholders from within the reservation system using a random selection process that essentially provides an equal opportunity to all unitholders within the system. Each selection will entitle a unitholder to convert up to 1,000 Class B trust units into Class A trust units on a one-for-one basis. Unitholders will remain in the reservation system until they receive reservation numbers in respect of all of their Class B trust units within the system or until the reservation expires in accordance with its terms. It is anticipated that selections will occur monthly, but they may occur more or less frequently as determined by the Board of Directors of Pengrowth. At each periodic selection, the number of unitholders that will be selected will be limited by the number of Class B trust units that may be converted into Class A trust units without exceeding the Ownership Threshold. Further details regarding the reservation system including certain income tax consequences of exercising the conversion option will be provided sufficiently in advance of the first selection process so that all interested unitholders will have an equal opportunity to participate.

Crispin’s Board of Directors recognizes this transaction as an opportunity for Crispin shareholders to capture fair value for Crispin’s asset base with units in a high quality and liquid trust. Upon completion of the proposed transaction, Crispin’s shareholders will benefit from Pengrowth’s established history of stable monthly distribution payments to unitholders. Pengrowth’s solid financial position will afford Crispin shareholders the ability to participate in the benefits of subsequent accretive transactions.

The Arrangement will require the approval of 66 2/3 percent of the votes cast by the shareholders and optionholders of Crispin voting as a single class, the approval of the majority of the shareholders excluding certain management personnel and the approval of the Court of Queen’s Bench of Alberta and certain regulatory agencies.

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Crispin has retained FirstEnergy Capital Corp. and Sprott Securities Inc. as financial advisors for this transaction.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

CRISPIN ENERGY INC.
Murray R. Nunns, President and CEO

For further information, please visit our website www.crispinenergy.com or contact us via
E-mail: info@crispinenergy.com
Telephone: (403) 237-6375 Facsimile: (403) 265-5993

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